UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 20, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zillow, Inc.
File No. 001-35237 - CF#30148

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       Zillow, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information previously excluded from Exhibit 10.11 to a Form S-1 filed on April 18, 2011, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on August 6, 2013.

       Based on representations by Zillow, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.1 to Form 10-Q filed August 6, 2013   through August 3, 2014

       For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

                                       Elizabeth M. Murphy
                                        Secretary